UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to ___________

Commission file number: 001-37760

SiteOne Savings and Investment Plan

(Full title of the plan)

SiteOne Landscape Supply, Inc.

(Name of issuer of the securities held pursuant to the plan)

300 Colonial Center Parkway

Suite 600

Roswell, Georgia 30076

(Address of principal executive offices of issuer)

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee, Plan Administrator, and

Plan Participants of the SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the SiteOne Savings and Investment Plan (the Plan), as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Windham Brannon, LLC

We served as the Plan’s auditor from 2016 through 2024.

Atlanta, Georgia

June 26, 2024

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator, and the Benefits Committee of the SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SiteOne Savings and Investment Plan (the "Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 25, 2025

We have served as the auditor of the Plan since 2025.

2

SiteOne Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2024	2023
Assets

Investments, at fair value (Note 3)	$508,609,665	$427,841,381

Receivables:
Employer contributions	943,812	933,395
Notes receivable from participants	9,575,093	8,061,414
Total receivables	10,518,905	8,994,809

Net assets available for benefits	$519,128,570	$436,836,190

3

SiteOne Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,
2024
Additions to net assets attributable to:

Investment income:
Interest and dividend income	$20,162,395
Net appreciation in fair value of investments	45,866,746
Total investment income	66,029,141

Interest income on notes receivable from participants	721,539

Contributions:
Participant contributions	39,066,146
Employer contributions, net of forfeitures	17,386,303
Participant rollovers	5,060,345
Total contributions	61,512,794

Deductions:
Benefits paid to participants and beneficiaries	(45,579,757)
Administrative expenses	(391,337)
Total deductions	(45,971,094)

Net increase	82,292,380

Net assets available for benefits:
Beginning of year	436,836,190
End of year	$519,128,570

4

SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

1.	Description of Plan

The following description of the SiteOne Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees of SiteOne Landscape Supply, Inc. and its subsidiaries ("the Company"), except for collective bargaining employees, leased employees, non-resident aliens with no U.S. source income, and seasonal employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

From time to time, the Company enters into strategic acquisitions in an effort to better service existing customers and to attract new customers. The Company’s policy is to have the seller terminate any benefit plans that they had in place. Any onboarded employees are offered participation in the Plan in accordance with the Plan’s eligibility provisions.

In August 2023, the Company acquired all of the outstanding stock of Pioneer Landscape Centers, Inc. and JLL Pioneer LLC (collectively, “Pioneer”). The Plan was amended effective January 1, 2024 to make Pioneer a participating employer and grant Pioneer predecessor service for purposes of eligibility.

On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0. SECURE Act 2.0 contains approximately 90 new retirement provisions, with varying effective dates through 2027. Since SECURE Act 2.0 provisions include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Most of the significant provisions became effective in 2024. There was no material impact to the Plan’s 2024 financial statements.

Contributions

Eligible employees are automatically enrolled into the Plan after 30 days of employment unless the employee elects otherwise. Pre-tax contributions are withheld at 3% of eligible compensation and increased by 1% each year until it reaches 50% of eligible compensation unless the employee elects differently. Each year, participants may make pre-tax or Roth after-tax contributions up to 50% of eligible compensation, as defined by the Plan document, not to exceed a maximum of $23,000 for the Plan year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions of up to $7,500 for the Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make discretionary matching contributions. For the year ended December 31, 2024, the Company made matching contributions equal to 120% of the first 2% of the participant’s eligible compensation plus 40% of the next 4% of the participant’s eligible compensation. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

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SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any Company matching contributions as well as allocations of Plan earnings and losses and charged with certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a Company Stock Fund, a money market fund, self-directed brokerage accounts, and a collective investment trust fund as investment options for participants.

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings and losses thereon. A participant is 100% vested in employer matching contributions after three years of credited service if employed after December 23, 2013. If employed prior to that date, a participant is always 100% vested in the employer matching contribution. Certain matching contributions from prior employers of merged plans are subject to vesting schedules in place at the time of the merger.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. As of December 31, 2024 and 2023, all notes currently bear rates ranging from 4.25% to 10.50%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. The Plan also permits in-service distributions for participants that have attained age 59 ½. Hardship distributions are permitted upon demonstration of a financial hardship, as defined by the Plan document.

Forfeited Accounts

Forfeitures may be used to reduce Company contributions or Plan expenses. At December 31, 2024 and 2023, forfeited non-vested account balances amounted to $775,320 and $78,618, respectively. During 2024, $1,362,320 in forfeitures was used to reduce employer contributions, and $643 was used to pay administrative expenses.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

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SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits were set at a maximum of 10% of each participant’s contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded when received. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. There were $41,842 in deemed distributions recorded during the year ended December 31, 2024.

Payment of Benefits

Benefits are recorded when paid.

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SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company does not expect reimbursement from the Plan for these expenses. Participants are charged an asset-based service fee for administrative expenses of the Plan related to recordkeeping, accounting, and investment advisory services. Participants also pay certain administrative fees for participant-initiated transactions. Investment related expenses are included in net appreciation/(depreciation) in fair value of investments.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement (“FASB ASC 820”) are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2024 and 2023.

Mutual Funds and Money Market Fund: The money market fund and mutual funds are valued at the daily closing price as reported by each fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value (“NAV”) and to transact at that price. These funds held by the Plan are deemed to be actively traded.

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SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

Company Common Stock: Company common stock is valued at the closing price reported on the active market on which the individual security is traded.

Self-Directed Brokerage Accounts (“SDBA”): The SDBA include a variety of common stocks, interest bearing cash, and mutual funds. Interest bearing cash is valued at amortized cost plus accrued interest, which approximates fair value.

Collective Investment Trust Fund: The Fidelity Managed Income Portfolio (“MIP”) is a collective investment trust fund that seeks to preserve principal by maintaining a stable NAV. The funds trade daily using NAV as a practical expedient. The fund has redemption restrictions that limit the timing of withdrawals. Participant directed withdrawals may be made on any business day, provided that the exchange is not directed into a competing fund. Transferred amounts must hold a non-competing investment option for 90 days before funds may be transferred to a competing fund. In addition, redemptions of the fund directed by the Company must be preceded by 12 months written notice to Fidelity.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023.

Investments at Fair Value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Investments subject to the fair value hierarchy:
Mutual funds	$486,986,976	$-	$-	$486,986,976
Company common stock	4,191,157	-	-	4,191,157
Money market fund	7,871,605	-	-	7,871,605
Self-directed brokerage accounts	7,951,984	-	-	7,951,984

Investments measured at net asset value as a practical expedient(a)				1,607,943

Total investments, at fair value				$508,609,665

9

SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

Investments at Fair Value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Investments subject to the fair value hierarchy:
Mutual funds	$407,415,015	$-	$-	$407,415,015
Company common stock	5,159,539	-	-	5,159,539
Money market fund	6,919,209	-	-	6,919,209
Self-directed brokerage accounts	6,244,063	-	-	6,244,063

Investments measured at net asset value as a practical expedient(a)				2,103,555

Total investments, at fair value				$427,841,381

(a)	Certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

4.	Investment that Trades at NAV as a Practical Expedient

The following tables set forth additional disclosures of the investments whose fair value is estimated using NAV per share or its equivalent as a practical expedient as of December 31, 2024 and 2023 for the Plan:

Fair Value Estimated Using NAV per Share
December 31, 2024
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Collective investment trust fund - stable value	$1,607,943	$-	Daily	Cannot make direct exchange into competing fund for 90 days	1 year

10

SiteOne Savings and Investment Plan

Notes to Financial Statements
As of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024

Fair Value Estimated Using NAV per Share
December 31, 2023
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Collective investment trust fund - stable value	$2,103,555	$-	Daily	Cannot make direct exchange into competing fund for 90 days	1 year

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their Company contributions. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.

6.	Income Tax Status

The Company has adopted a pre-approved Plan document, which has received a determination letter dated June 30, 2020, that the Plan document is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan administrator and the Plan’s management believe that the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe the Plan is qualified and the related trust is tax-exempt.

7.	Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, and credit volatility. Market risks include U.S. and global events that could impact the value of Plan investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Related Party Transactions and Party-in-Interest Transactions

The Plan held 31,790 and 31,739 shares of Company common stock valued at $4,191,157 and $5,159,539 at December 31, 2024 and 2023, respectively. There were no dividends declared on the Company common stock during 2024.

Plan investments include shares of mutual funds, a money market fund, self-directed brokerage accounts, and a collective investment trust fund managed by Fidelity. Fidelity is the trustee for the Plan; therefore, transactions in these investments qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing rather than a direct payment.

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SUPPLEMENTAL

SCHEDULE

12

SiteOne Savings and Investment Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

Plan #: 002

EIN: 36-4485550

		(c) Description of Investment,
	(b) Identity of Issuer,	including maturity date,
	borrower, lessor or	rate of interest, collateral,
(a)	similar party	par or maturity value	(d) Cost	(e) Current Value
	Mutual funds:
	T. Rowe Price	Retirement 2030 Fund	**	$62,940,507
	T. Rowe Price	Retirement 2035 Fund	**	62,745,013
*	Fidelity	Growth Company Fund	**	62,694,760
	T. Rowe Price	Retirement 2045 Fund	**	54,398,154
	T. Rowe Price	Retirement 2040 Fund	**	50,744,303
	T. Rowe Price	Retirement 2025 Fund	**	37,567,922
	T. Rowe Price	Retirement 2050 Fund	**	30,527,924
*	Fidelity	500 Index Fund	**	32,114,161
	T. Rowe Price	Retirement 2055 Fund	**	23,556,485
	T. Rowe Price	Retirement 2020 Fund	**	12,014,833
*	Fidelity	Mid Cap Index Fund	**	9,549,729
	T. Rowe Price	Retirement 2060 Fund	**	10,229,628
	JP Morgan	US Value Fund	**	7,922,075
*	Fidelity	Small Cap Index Fund	**	6,682,692
	T. Rowe Price	Retirement 2015 Fund	**	3,697,913
	MFS	International Diversification Fund	**	3,171,873
	T. Rowe Price	Retirement 2065 Fund	**	5,048,423
	JP Morgan	Core Bond Fund	**	2,438,330
	T. Rowe Price	Retirement Balanced Fund	**	1,881,134
*	Fidelity	Real Estate Index Fund	**	1,698,101
*	Fidelity	US Bond Index Fund	**	2,119,904
*	Fidelity	Global Ex US Index Fund	**	1,702,604
	DFA	Emerging Markets Core Equity Fund	**	994,145
*	Fidelity	Inflation - Protected Index Fund	**	546,363
	Total mutual funds			486,986,976

	Company common stock:
*	SiteOne	Company Stock	**	4,191,157

	Money market fund:
*	Fidelity	Government Money Market Fund	**	7,871,605

	Self-directed brokerage accounts
	Brokerage Link	Common Stock	**	5,077,332
	Brokerage Link	Interest Bearing Cash	**	814,094
	Brokerage Link	Government Bond	**	485,958
	Brokerage Link	Unit	**	629,897
*	Brokerage Link	Fidelity Fund	**	555,841
	Brokerage Link	Certificate of Deposit	**	227,182
	Brokerage Link	External Fund	**	157,012
	Brokerage Link	Corporate Bond	**	4,943
	Brokerage Link	Rights/Warrants	**	(275)
	Total self-directed brokerage accounts			7,951,984

	Collective investment trust fund:
*	Fidelity	Managed Income Portfolio	**	1,607,943

	Total investments per financial statements			508,609,665

*	Notes receivable from participants	Interest rates ranging from 4.25%-10.50%		9,575,093

	Total investments per Form 5500			$518,184,758

*	Represents a party-in-interest.
**	Cost information is not required as all investments are participant directed.

13

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Windham Brannon, LLC
23.2	Consent of Deloitte & Touche LLP

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SiteOne Landscape Supply, Inc., as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SITEONE SAVINGS AND INVESTMENT PLAN

By: Benefits Committee of SiteOne Landscape Supply, Inc.

	By:	/s/ Joe Ketter
Joe Ketter, Committee Member
Date: June 25, 2025

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